Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a description of our common stock and a summary of our preferred stock. You should refer to our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which is filed as an exhibit to our Annual Report on Form 10-K for the year ended September 30, 2019.

General

Our Certificate of Incorporation authorizes us to issue up to 100,000,000 shares of common stock, par value $0.01 per share, and 4,999,989 shares of preferred stock, par value $0.01 per share, of which 1,999,989 shares are designated Series 1 Nonconvertible Preferred Stock and 3,000,000 shares of preferred stock are undesignated. As of September 30, 2019, 19,702,985 shares of common stock, 1,930,585 shares of Series 1 Nonconvertible Preferred Stock and no other shares of preferred stock were issued and outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as and when declared by our board of directors. All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, including the Series 1 Nonconvertible Preferred Stock and any preferred stock which we may designate in the future. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Series 1 Nonconvertible Preferred Stock. Holders of Series 1 Nonconvertible Preferred Stock are not entitled to receive notice of, to attend, or to vote at any meeting of the stockholders. In any case in which the General Corporation Law of the State of Delaware requires that holders of Series 1 Nonconvertible Preferred Stock be entitled to vote at any meeting of stockholders, such holders will be entitled to vote as a class, separately from any other class or series of capital stock and will be entitled to one vote per share. All outstanding shares of Series 1 Nonconvertible Preferred Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding up of the affairs of the company, the Series 1 Nonconvertible Preferred Stock will have priority over the holders of common stock and any other series of stock that we may designate in the future, and shall be entitled to $1.00 per share to be paid first out of any assets of the company available for distribution. With the approval of a majority of the outstanding shares of the Series 1 Nonconvertible Preferred Stock, we may call for redemption shares of Series 1 Nonconvertible Preferred Stock at a cash redemption price equal to $1.00 per share. Holders of Series 1 Nonconvertible Preferred Stock have no preemptive, conversion or subscription rights, and there are no sinking fund provisions applicable to the Series 1 Nonconvertible Preferred Stock.

Undesignated Preferred. Under our Certificate of Incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 3,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, our Certificate of incorporation and our Bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents provide that a special meeting of stockholders may be called only by the chairman of our board of directors, our Chief Executive Officer, or our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting.

Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board; Removal of Directors

Our Certificate of Incorporation and our Bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s Certificate of Incorporation or by-laws, unless a corporation’s Certificate of Incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our Certificate of Incorporation described in this paragraph and under the heading “Staggered Board; Removal of Directors” above.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Global Select Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Global Select Market

Our common stock is listed on The Nasdaq Global Select Market under the symbol “ENTA.”

3